UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR § 270.17f-2]

1. Investment Company Act File Number:					Date examination completed:

	811-03213				April 30, 2021
2. State identification Number:
	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	PUERTO RICO
Other (specify):
3.	Exact name of investment company as specified in registration statement:

Nationwide Variable Insurance Trust
4.	Address of principal executive office (number, street, city, state, zip code): One Nationwide Plaza: Mail Code: 05-02-210R, Columbus, OH 43215

Report of Independent Accountants

To the Board of Trustees of NVIT J.P. Morgan MozaicSM Multi-Asset Fund and NVIT J.P. Morgan Disciplined Equity Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that NVIT J.P. Morgan MozaicSM Multi-Asset Fund and NVIT J.P. Morgan Disciplined Equity Fund (two of the series of Nationwide Variable Insurance Trust, referred to hereafter as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of April 30, 2021. The Funds’ management is responsible for its assertion and the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2021, and with respect to agreement of security purchases and sales, for the period from April 1, 2021 (the date of our last examination), through April 30, 2021:

•

Confirmation of all securities of the Funds managed by J.P. Morgan Investment Management, Inc. (“J.P. Morgan”) held by the Depository Trust Company and Euroclear (“depositories”) in book entry form at an omnibus level and review of the reconciliation performed by J.P. Morgan Chase Bank, N.A. (the “Custodian”) for a sample of securities at an omnibus level between the depositories and the books and records of the Custodian;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian

•	Inspection of subsequent cash statements evidencing settlement of all open trades of the Funds managed by J.P. Morgan

•

Agreement of 2 security purchases and 2 security sales or maturities for NVIT J.P. Morgan MozaicSM Multi-Asset Fund and 16 security purchases and 16 security sales or maturities for NVIT J.P. Morgan Disciplined Equity Fund since our last report from the books and records of the Funds to the related trade tickets

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the specified requirements.

In our opinion, management’s assertion that NVIT J.P. Morgan MozaicSM Multi-Asset Fund and NVIT J.P. Morgan Disciplined Equity Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2021 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of NVIT J.P. Morgan MozaicSM Multi-Asset Fund and NVIT J.P. Morgan Disciplined Equity Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
October 19, 2021

October 19, 2021

PricewaterhouseCoopers LLP

Two Commerce Square, Suite 1800

2001 Market Street

Philadelphia, PA 19103

NVIT JP Morgan Disciplined Equity Fund and NVIT JP Morgan MozaicSM Multi-Asset Fund 17f-2 Counts (3/31/21, 4/30/21 and 6/30/21)

We are providing this letter in connection with your examinations related to management of the NVIT JP Morgan Disciplined Equity Fund and the NVIT JP Morgan MozaicSM Multi-Asset Fund’s (two of the series of Nationwide Variable Insurance Trust, referred to herein as the “Funds”) assertions included as Attachment (I) that the Funds’ are in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 31, 2021, and for the period from September 1, 2020 (the date of your last examination) through March 31, 2021, as of April 30, 2021, and for the period from April 1, 2021 through April 30, 2021, and as of June 30, 2021, and for the period from May 1, 2021 through June 30, 2021, respectively.

We confirm, to the best of our knowledge and belief, as of October 19, 2021, the date of your report, the following representations made to you during your engagement.

1.

We have performed an evaluation of the Funds’ are in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 31, 2021, and for the period from September 1, 2020 (the date of your last examination) through March 31, 2021, as of April 30, 2021, and for the period from April 1, 2021 through April 30, 2021, and as of June 30, 2021, and for the period from May 1, 2021 through June 30, 2021, respectively.

2.	We are responsible for complying with the specified requirements and management’s assertions related thereto.

3.	We are responsible for establishing and maintaining effective internal control over compliance with the specified requirements.

4.

We are responsible for the criteria to be used in the evaluation of the Funds’ compliance with the specified requirements and management’s assertions related thereto and for determining that the criteria are appropriate for its purposes.

5.	All relevant matters are reflected in the evaluation of the Company’s compliance with the specified requirements and management’s assertions related thereto.

6.	We have made available to you:

a.	all information necessary for purposes of the examinations.

b.	unrestricted access to personnel of the Funds from whom you have requested information.

7.	There are no deficiencies in internal control relevant to the engagement of which we are aware.

8.	We are not aware of any instances of known noncompliance during the period for which the assertions were made.

9.	There are no compliance requirements needing clarification that required our interpretation.

10.

There are no communications from regulatory agencies, internal auditors, and any other parties concerning possible noncompliance with the specified requirements, including communications received between March 31, 2021, April 30, 2021, and June 30, 2021 and the date of your reports.

11.	We are not aware of any instances of known noncompliance occurring subsequent to the period for which the assertions were made.

12.

We have no knowledge of any actual, suspected or alleged fraud or noncompliance with laws or regulations affecting the Funds’ compliance with the specified requirements, management’s assertions related thereto, or related parties.

To the best of our knowledge and belief, no events have occurred subsequent to March 31, 2021, April 30, 2021, and June 30, 2021 and through the date of this letter that effect compliance including, but not limited to, known instances of noncompliance and communications received concerning possible noncompliance.

By:

/s/ Michael S. Spangler
Michael S. Spangler, Principal Executive Officer

/s/ Lee T. Cummings
Lee T. Cummings, Treasurer and Principal Financial Officer

/s/ David Majewski
David Majewski, Assistant Treasurer

Attachment I

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 – April 30, 2021

We, as members of management of NVIT JP Morgan Disciplined Equity Fund and the NVIT JP Morgan MozaicSM Multi-Asset Fund (two of the series of Nationwide Variable Insurance Trust, referred to herein as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2021 and from April 1, 2021 through April 30, 2021.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2021 and from April 1, 2021 through April 30, 2021, with respect to securities reflected in the investment account of the Funds.

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

We, as members of management of NVIT JP Morgan Disciplined Equity Fund and the NVIT JP Morgan MozaicSM Multi-Asset Fund (two of the series of Nationwide Variable Insurance Trust, referred to herein as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2021, and from April 1, 2021 through April 30, 2021.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2021, and from April 1, 2021 through April 30, 2021, with respect to securities reflected in the investment account of the Funds.

NVIT JP Morgan Disciplined Equity Fund

NVIT JP Morgan MozaicSM Multi-Asset Fund

By:

/s/ Michael S. Spangler
Michael S. Spangler, Principal Executive Officer

/s/ Lee T. Cummings
Lee T. Cummings, Treasurer and Principal Financial Officer

/s/ David Majewski
David Majewski, Assistant Treasurer